UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Northwest Biotherapeutics, Inc.

Common Stock, $0.001 par value

(Title of Class of Securities)

66737P600

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: Dennis Mehiel
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		4,065,949 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		50,000 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		4,015,949 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		50,000 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,065,949 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.2%

12	TYPE OF REPORTING PERSON

IN

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: Four M Purchasers LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 32-0357803

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		2,146,936 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		0 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		2,146,936 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		0 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,146,936 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.2%

12	TYPE OF REPORTING PERSON

OO

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: The Karen L. Mehiel 2012 Siblings Trust
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 35-7013273

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		50,000 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		0 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		50,000 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		0 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.1%

12	TYPE OF REPORTING PERSON

OO

This Amendment to the Schedule 13G filed by the Reporting Persons on August 16, 2013 amends and restates the items set forth below. There has been no change to the other items contained in the original Schedule 13G filing, as amended by Amendments No. 1 and 2 thereto filed on February 11, 2014 and February 11, 2015, respectively.

Item 4.	Ownership:

Item 4 of the original Schedule 13G is amended and restated in its entirety as follows:

Ownership as of December 31, 2015 is incorporated herein by reference from items (5) – (9) and (11) of the cover page for each Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of 1,706,513 shares of common stock and warrants to acquire 162,500 shares of common stock owned directly by Dennis Mehiel. The number of shares reported in items (5) – (9) and (11) for Four M Purchasers, LLC, a limited liability company whose sole member is Mr. Mehiel, consists of 625,000 shares of common stock and warrants to acquire 1,521,936 shares. In addition, Mr. Mehiel is a trustee of The Karen L. Mehiel 2012 Siblings Trust which owns 50,000 shares, which are also included in the number of shares reported in items (5) – (9) and (11). Mr. Mehiel disclaims beneficial ownership of the assets of such trust. The ownership percentages in item (11) were determined in accordance with Rule 13d-3 and are based on 97,542,523 shares of common stock outstanding, which is the sum of the 95,858,087 shares outstanding as of December 30, 2015, as set forth in the Registrant’s Prospectus Supplement dated December 30, 2015 to its Prospectus dated November 12, 2015 filed with the Commission, plus the 1,684,436 shares issuable upon exercise of the warrants owned by the Reporting Persons.

Item 5.	Ownership of 5% or Less of a Class.

Item 5 of the original Schedule 13G is amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Four M Purchasers, LLC

Date: January 26, 2016	By:	/s/ Dennis Mehiel
Dennis Mehiel Managing Member

Date: January 26, 2016	By:	/s/ Dennis Mehiel
Dennis Mehiel

The Karen L. Mehiel 2012 Siblings Trust

Date: January 26, 2016	By:	/s/ Dennis Mehiel